RECEIVED
2008 NOV 12 A 8:47

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

12g-3-2(b) Exemption
File N°.82-34953

SUPPL

4th November 2008

08005795

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

PROCESSED
NOV 14 2008
THOMSON REUTERS

pb
Claire Giraut
Executive Vice President,
Chief Financial Officer

IPSEN
Innovation for patient care

Press release

Ipsen's first nine months of 2008 sales and update of Group financial objectives

- **Continued strength: +10.9% performance[(1)] sales growth, +7.0% reported[(2)]**
  - **Acceleration of growth in speciality care, gaining market share: +14.3%**
  - **Sustained growth in international markets: +19.5%**
- **Group financial objectives updated, post US acquisitions**

Paris (France), 30 October 2008 - Ipsen (Euronext: IPN) reported today its sales for the third quarter and first nine months 2008.

Third quarter and first nine months of 2008 unaudited IFRS consolidated sales

(in million euros)	Third quarter			First nine months		
	2008 (2)	*2007 (2)*	*% change*	*2008 (2)*	*2007 (2)*	*% change*
Underlying Group Sales growth (1)			***+10.6%***			***+10.9%***
SALES BY REGION						
Major Western European countries	133.3	135.9	*(1.9)%*	414.5	419.0	*(1.1)%*
Other European countries	60.7	51.6	*+17.5%*	185.3	157.7	*+17.5%*
Rest of the world	43.7	36.5	*+19.7%*	135.3	110.6	*+22.4%*
Group Sales(2)	**237.7**	**224.1**	***+6.1%***	**735.1**	**687.2**	***+7.0%***
SALES BY THERAPEUTIC AREA						
Specialist Care	139.2	119.9	*+16.1%*	417.3	365.2	*+14.3%*
Primary care	90.5	94.4	*(4.2)%*	288.3	296.3	*(2.7)%*
Total Drug Sales	**229.7**	**214.4**	***+7.2%***	**705.6**	**661.6**	***+6.7%***
Drug-related Sales	**8.0**	**9.7**	***(17.5)%***	**29.5**	**25.7**	***+14.8%***
Group Sales(2)	**237.7**	**224.1**	***+6.1%***	**735.1**	**687.2**	***+7.0%***

NOTE 1. "Performance sales growth" or "Underlying Group sales growth" is defined as consolidated Group sales growth at constant currency, and excluding Ginkor Fort® sales which was sold as of 1 January 2008.

NOTE 2. 2007 sales include in-market sales of Ginkor Fort® wherehas 2008 mostly include supply sales of the product to the new OTC partner.

Commenting on the first nine months of 2008 sales performance, **Jean-Luc Bélingard, Chairman and Chief Executive Officer of Ipsen** said: *"Ipsen's first nine months of 2008 performance continued to show strong growth across all specialist care products in all regions, despite a tough competitive and macroeconomic environment. We believe our business shows robustness and resilience, with a strong global specialist care franchise driven by well positioned and differentiated products, and with a French primary care presence mechanically reducing in relative weight. Over the last three months - as per plan - we have closed our US acquisitions and put in place a new organization that will enhance our ability, after the 2008 and 2009 take-off phase, to deliver on our medium and long term growth ambitions despite challenging market conditions."* Jean-Luc Bélingard added: *"In the context of today's stock-market environment, we believe that Ipsen's current stock price does not take into account our strong long-term growth prospects and rich R&D pipeline."*

First nine months of 2008 sales highlight

Consolidated Group sales reached €735.1 million for the first nine months of 2008, up 7.0% year-on-year. Underlying Group sales (excluding Ginkor Fort® sales, divested on 1 January 2008, and at constant currency) grew by a strong 10.9% year-on-year.

This positive development was fuelled notably by a strong growth in endocrinology and neuromuscular disorders franchises, up 21.3% and 16.9% respectively over the period and by the strong performance of Decapeptyl®, up 9.0% year-on-year.

Sales generated in the Major Western European countries amounted to €414.5 million, down 1.1% year-on-year. Excluding the sales of Ginkor Fort®, sales in this region were up 3.2% year-on-year, reflecting a good performance of all products in all countries, except for Tanakan® in France, following the 10% price cut enforced on July 1, 2007 and an increased competitive environment. **Group sales in the Major Western European countries represented 56.4% of consolidated sales compared with 61.0% a year earlier.**

Sales generated in the Other European countries reached €185.3 million, up 17.5% year-on-year, mainly driven by strong growth of Decapeptyl®, Dysport® and Tanakan® in Russia and Eastern European countries as well as of Somatuline® in the Netherlands and Nordic countries. **Group sales in Other European countries represented 25.2% of consolidated sales, against 22.9% a year earlier.**

Sales generated in the Rest of the World reached €135.3 million, up 22.4% year-on-year thanks to the growth of Decapeptyl® in China and Algeria, Dysport® in Brazil, Somatuline® in the United States and Australia and Smecta® in Algeria. **Group sales in Rest of the World represented 18.4% of consolidated sales, against 16.1% a year earlier.**

Group financial objectives after consolidation of its US acquisitions

In the context of its solid performance in the first nine months of 2008, **the Group reiterates its full year 2008 standalone objectives** as stated on August 29, 2008, namely to reach:

- the upper-end of its sales objectives:
  - Underlying[1] sales growth of 6.5 to 7.5% or;
  - Reported sales growth of 3.2 to 4.2%;
- an 'other revenues' growth of 25.0% to 30.0%;
- a reported operating margin of 23.0% to 24.0% of reported sales.

As announced on June 5, 2008, the Group updates today its financial objectives after taking into account the consolidation of Ipsen Pharmaceuticals Inc. (US neurology platform) as from July 1, 2008 and Tercica Inc. (US endocrinology platform) as from October 1, 2008. Therefore, the Group now targets for 2008:

- to add approximately €5 million to its standalone sales targets;
- no change in its 'other revenues' growth;
- to reach an operating margin (in % of reported sales) of 20.5 to 22.0%, before any restructuring costs, acquisition related one-off items or purchase accounting impacts.

While the Group is currently analysing the potential impacts of difficult macroeconomic conditions on its future performance, it remains confident in its ability to achieve its future financial objectives and, given its growth prospects, to significantly outpace the average pharmaceutical industry growth rate.

Dispute with Bayer on royalty revenue stream

Ipsen and Bayer have come to a disagreement as to the date of the end of the royalty paying period under their agreement dated 1985, which Ipsen considers, based on strong evidence, should be during the second quarter of 2009. Bayer considers that it could stop paying royalties to Ipsen as of May 2008. Ipsen and Bayer

[1] Excluding sales of Ginkor Fort® and at constant currency

are still exchanging views as to their respective positions in that respect. Pending resolution of their current disagreement, Ipsen will record provisions on its Bayer royalty revenue stream for the disputed periods, which will impact its operating income as one-off items. For these periods, Ipsen has included in its operating income forecasts corresponding amounts of approximately €25 million in 2008 and €11 million in 2009.

About Ipsen

Ipsen is an innovation-driven international specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. Its development strategy is based on a combination of specialty products, which are growth drivers, in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 700 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2007, Research and Development expenditure was about €185 million, in excess of 20% of consolidated sales, which amounted to €920.5 million while total revenues amounted to €993.8 million. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Ipsen Forward-looking statements

The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from those anticipated herein. Moreover, the targets described in this document were prepared without taking into any other potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group must deal with or may have to deal with competition from generic that may result in market share losses, which could affect its current level of growth in sales or profitability. Furthermore, the Research and Development process involves several stages at each of which there is a substantial risk that the Group will fail to achieve its objectives and be forced to abandon its efforts in respect of a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French *Autorité des Marchés Financiers.*

For further information:

Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

David Schilansky
Investor Relations Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

APPENDIX

Risk factors

The Group carries out business in an environment which is undergoing rapid change and exposes its operations to a number of risks, some of which are outside its control. The risks and uncertainties set out below are not exhaustive and the reader is advised to refer to the Group's 2007 Registration Document available on its website (www.ipsen.com).

- The Group is dependent on the setting of prices for medicines and is vulnerable to the possible withdrawal of certain products from the list of reimbursable products by governments or by the relevant regulatory authorities in the countries where it does business.
- The Group depends on third parties to develop and market some of its products, which generates substantial royalties for the Group, but these third parties could behave in ways which cause damage to the Group's business.
- A number of products that the Group is developing are still at the very first stages of development and the Group cannot be certain that these products will be approved by the competent regulatory authorities and that they will be successfully marketed.
- The Group's competitors could infringe its patents or circumvent them through design innovations. In order to prevent infringements, the Group could engage in patent litigation which is costly and time-consuming. It is difficult to monitor the unauthorised use of the Group's intellectual property rights and it could find itself unable to prevent the unlawful appropriation of its intellectual property rights.
- The Group must deal with or may have to deal with competition (i) from generic products in particular for some of the Group's products that do not benefit from any patent protection, such as Forlax® or Smecta® for example (ii) products which, although they are not strictly identical to the Group's products or which have not demonstrated their bioequivalence, may obtain a marketing authorisation for indications similar to those of the Group's products pursuant to the bibliographic reference regulatory procedure (well established medicinal use) before the patents protecting its products expire, in particular Tanakan® and (iii) products sold for unauthorised uses when the protection afforded by patent law to the Group's products and those of its competitors expires. Such a situation could result in the Group losing market share which could affect its current level of growth in sales or profitability. To avoid such situations or to reduce their impact, the Group could bring legal actions against the counterfeiters in order to protect its rights.
- As a result of its transaction signed in October 2006 with Tercica Inc., a Nasdaq listed company, the Group holds in its balance sheet financial assets representing the derivative components of Convertible Notes and Warrant issued by Tercica Inc., which have been registered at fair value as at 31 December 2007 in compliance with IFRS39. This fair value has been determined on the basis of the best estimate made by the Group using existing information to the best of its knowledge. However, given the specific profile of Tercica Inc., the criteria used to determine the fair valuation of such derivative components are highly influenced by the following elements: illiquidity, absence of credit market, and absence of volatility market. On this basis the Group cannot guarantee that the valuation of the corresponding financial assets may not be subject in due course to unexpected and material variations. Moreover, due notably to the fact that these derivatives have been implemented within a global transaction, the Group cannot guarantee that the value at which those assets have been registered in the Group's books corresponds to what third parties would be willing to offer to acquire similar financial assets. The Group will, at each closing of its financial statements, update the valuation of those assets based on criteria then available and could be obliged to impair significantly the value of these assets.
- As a result of its acquisitions in North America, notably Tercica Inc.'s, which closed on October 16, 2008, the Group may record certain transaction related recordings, such a purchase price allocation, restructuring costs or other one-off items that may impact the Group's financial situation.

Major developments in the period under review

During the third quarter 2008, major developments included:

- On September 30, 2008 – The Group announced that the U.S. Food and Drug Administration (FDA) provided notification that the Prescription Drug User Fee Act (PDUFA) action date for Dysport® (botulinum toxin of type A) Biologics License Application (BLA) for the treatment of patients with cervical dystonia has been extended to no later than 28 December 2008.
- On September 25, 2008 – The Group announced the start of the filing process in Europe of the 6-month sustained release formulation of Decapeptyl®, a luteinizing hormone releasing hormone agonist (LHRHa) developed by Debiopharm for the treatment of locally advanced or metastatic hormone-dependent prostate cancer.
- On July 23, 2008 – The Group announced that it subscribed for additional shares of common stock of Tercica Inc. and exercised in full the warrant issued by Tercica in October 2006, and converted in full the convertible notes, issued by Tercica in October 2006 and September 2007.
- On July 17, 2008 – The Group announced that, following the announcement made on June 5, 2008 and the shareholder approval of Octagen Corporation, it has completed the purchase of all assets related to OBI-1.
- On July 1, 2008 – The Group announced that, following shareholder approval of Vernalis plc (LSE: VER), Ipsen has completed its purchase of Apokyn® and Vernalis' US Commercial Operations.
- On June 5, 2008 – The Group announced that it has taken significant steps forward in building a fully fledged commercial presence in North America. In the field of endocrinology, Ipsen entered into a definitive merger agreement by which it would acquire all of the publicly held shares of Tercica Inc. the Group did not own at a price of $9.0 per share in cash. In the field of neuromuscular disorders, the Group signed an agreement with Vernalis Ltd to acquire its US operations for the launch of Dysport®, and the rights to develop and market Apokyn®. In the field of hematology, Ipsen entered into a purchase agreement with Octagen to acquire all its OBI-1 related assets.

After the close of the period under review, major developments included:

- On October 17, 2008 – The Group announced that stockholders of Tercica, Inc. voted to approve its previously announced acquisition of Tercica at a special meeting of shareholders held on 16 October 2008 in Brisbane, California. Over 90% of the approximately 68.5 million total votable shares were cast in favour of the transaction. Following the meeting, the closing was completed, the merger certificate was filed and the merger became effective as of 16 October 2008.
- On October 10, 2008 – The French *Agence Française de Securité Sanitaire des Produits de Santé* ("afssaps") informed the Group that it had granted a marketing authorisation to a generic product of Forlax® in France.

Comparison of consolidated sales for the third quarter and first nine months of 2008 and 2007:

Sales by geographical region

Group sales by geographical region for the third quarter and first nine months of 2008 and 2007 were as follows:

	Third quarter			Nine months		
(in thousand euros)	*2008*	*2007*	*% change*	*2008*	*2007*	*% change*
France	78,045	83,537	*(6.6%)*	241,445	261,130	*(7.5%)*
Spain	14,421	13,189	*9.3%*	44,176	41,279	*7.0%*
Italy	16,514	15,301	*7.9%*	53,184	49,416	*7.6%*
Germany	13,367	13,479	*(0.8%)*	43,380	36,597	*18.5%*
United Kingdom	10,980	10,432	*5.3%*	32,359	30,539	*6.0%*
Major Western European countries	**133,327**	**135,938**	**(1.9%)**	**414,543**	**418,960**	**(1.1%)**
Other European countries	**60,684**	**51,625**	**17.5%**	**185,261**	**157,715**	**17.5%**
Asia	22,711	19,182	*18.4%*	68,856	60,298	*14.2%*
North America	2,130		*na*	4,188	na	*na*
Other countries in the rest of the world	18,864	17,323	*8.9%*	62,236	50,307	*23.7%*
Rest of the world	**43,704**	**36,505**	**19.7%**	**135,281**	**110,556**	**22.4%**
Group Sales	**237,714**	**224,067**	**6.1%**	**735,086**	**687,231**	**7.0%**

For the third quarter 2008, sales generated in the **Major Western European countries** amounted to €133.3 million, down 1.9% year-on-year (third quarter 2007, €135.9 million). For the first nine months 2008, sales generated in the Major Western European countries amounted to €414.5 million, down 1.1% year-on-year (first nine months 2007, €419.0 million). Excluding the sales of Ginkor Fort®, sales in this region were up 3.2% year-on-year, fuelled by strong sales in Germany, Italy and Spain. This good performance was offset by negative foreign exchange impacts in the United Kingdom (where growth in local currency reached 19.5%) and by a decrease in Tanakan® sales in France following a 10% price cut implemented on July 1, 2007 in an increased competitive environment. Sales in this region in the first nine months 2008 represented 56.4% of total sales compared with 61.0% a year earlier.

France – For the third quarter 2008, sales reached €78.0 million, down 6.6% year-on-year (third quarter 2007, €83.5 million). For the first nine months of 2008, sales reached €241.4 million, down 7.5% year-on-year (first nine months of 2007, €261.1 million), driven by the good performances notably of Nisis® & Nisisco®, Somatuline® and Forlax®. This good performance was more than offset by the divestment of Ginkor Fort® for France, Monaco and Andorra as of 1 January 2008 as well as by the price cut on Tanakan®. The weight of France in the Group's consolidated sales continued to decline, representing 32.8% of total Group sales against 38.0% a year earlier.

Spain – For the third quarter 2008, sales reached €14.4 million, up 9.3% year-on-year (third quarter 2007, €13.2 million). For the first nine months 2008, sales reached €44.2 million, up 7.0% year-on-year (first nine months 2007, €41.3 million) fuelled by strong sales growth notably of Somatuline®, and NutropinAq® despite an increased competitive environment for Decapeptyl®. The weight of Spain in the Group's consolidated sales remained stable year-on-year, at 6.0% of total Group sales.

Italy – For the third quarter 2008, sales reached €16.5 million, up 7.9% year-on-year (third quarter 2007, €15.3 million), thanks to the strong growth of Somatuline® and NutropinAq®. For the first nine

months of 2008, sales reached €53.2 million, up 7.6% year-on-year (first nine months of 2007, €49.4 million) fuelled by strong sales of NutropinAq® and Somatuline®.

Germany – For the third quarter 2008, sales reached €13.4 million, down 0.8% year-on-year (third quarter 2007, €13.5 million), due to drug-related sales (active ingredients and raw materials) down 27.7% year-on-year influenced by stock building during the previous quarter and despite the strong growth of Somatuline®, almost doubling sales year-on-year, as well as the double-digit growth of Decapeptyl®. For the first nine months of 2008, sales reached €43.4 million, up 18.5% year-on-year (first nine months of 2007, €36.6 million) fuelled by strong sales of Decapeptyl®, Somatuline®, Dysport® and Increlex® despite a slowdown of Forlax®. The weight of Germany in the Group's consolidated sales represented 5.9% of total Group sales against 5.3% a year earlier.

United Kingdom – For the third quarter 2008, sales reached €11.0 million, up 5.3% year-on-year (third quarter 2007, €10.4 million) with all specialty products displaying solid volume growth, partly offset by a negative foreign exchange impact. Therefore, at constant currency sales in the United Kingdom grew by 20.2% year-on-year. For the first nine months of 2008, sales reached €32.4 million, up 6.0% year-on-year (first nine months of 2007, €30.5 million) or 19.5% in local currency, fuelled by strong sales of Decapeptyl®, Dysport® and NutropinAq®.

For the third quarter 2008, sales generated in the **Other European countries** reached €60.7 million, up 17.5% year-on-year (third quarter 2007, €51.6 million). For the first nine months of 2008, sales reached €185.3 million, up 17.5% (first nine months of 2007, €157.7 million) mainly driven by strong growth of Dysport® in Russia and Greece, as well as Tanakan® in Russia and Eastern European countries, Somatuline® in Netherlands, Nordic countries and Belgium and Decapeptyl® in Russia. Over the same period, sales in this region represented 25.2% of total consolidated Group sales, against 22.9% a year earlier.

For the third quarter 2008, sales generated in the **Rest of the World** reached €43.7 million, up 19.7% year-on-year (third quarter 2007, €36.5 million). For the first nine months of 2008, sales reached €135.3 million, up 22.4% (first nine months of 2007, €110.6 million) thanks to the volume growth of Decapeptyl® in China and Algeria, Dysport® in Brazil, Somatuline® in the United States and Australia and Smecta® in Algeria. Sales in the Rest of the World represented 18.4% of total consolidated Group sales, against 16.1% a year earlier.

Sales by therapeutic area and by product

The following table shows sales by products, grouped together by therapeutic areas for the third quarter and first nine months of 2008 and 2007:

	Third quarter			Nine months		
(in thousand euros)	*2008*	*2007*	*% change*	*2008*	*2007*	*% change*
Oncology	64,328	56,204	14.5%	190,010	174,406	8.9%
of which Decapeptyl® (1)	*64,325*	*56,200*	*14.5%*	*190,003*	*174,385*	*9.0%*
Endocrinology	38,962	31,613	23.2%	115,382	95,140	21.3%
of which Somatuline® (1)	*30,543*	*25,015*	*22.1%*	*89,950*	*75,839*	*18.6%*
NutropinAq® (1)	*7,407*	*6,028*	*22.9%*	*22,621*	*17,565*	*28.8%*
Increlex® (1)	*509*	*3*	*na*	*1,182*	*3*	*na*
Neuromuscular disorders	35,943	32,128	11.9%	111,914	95,695	16.9%
of which Apokyn® (1)	*1,440*		*na*	*1,440*		*na*
Dysport® (1)	*34,503*	*32,128*	*7.4%*	*110,474*	*95,695*	*15.4%*
Specialist Care	**139,233**	**119,944**	***16.1%***	**417,306**	**365,240**	***14.3%***
Gastroenterology	43,202	43,952	(1.7%)	138,888	130,703	6.3%
of which Smecta®	*21,124*	*22,970*	*(8.0%)*	*71,518*	*67,989*	*5.2%*
Forlax®	*12,940*	*13,301*	*(2.7%)*	*39,844*	*38,618*	*3.2%*
Cognitive disorders	27,067	26,031	4.0%	81,928	90,146	(9.1%)
of which Tanakan®	*27,067*	*26,031*	*4.0%*	*81,928*	*90,146*	*(9.1%)*
Cardiovascular	16,897	23,381	(27.7%)	57,948	71,552	(19.0%)
of which Nisis® & Nisisco®	*13,425*	*13,282*	*1.1%*	*41,911*	*38,288*	*9.5%*
Ginkor Fort®	*2,297*	*9,180*	*(75.0%)*	*12,157*	*29,350*	*(58.6%)*
Other Primary Care products	3,297	1,047	214.9%	9,537	3,920	143.3%
of which Adrovance®	*2,509*	*416*	*na*	*6,737*	*1,599*	*na*
Primary care	**90,464**	**94,410**	***(4.2%)***	**288,302**	**296,321**	***(2.7%)***
Total Drug sales	**229,696**	**214,355**	*7.2%*	**705,608**	**661,561**	*6.7%*
Drug-related sales	**8,018**	**9,713**	***(17.5%)***	**29,478**	**25,671**	***14.8%***
Group Sales	**237,714**	**224,067**	*6.1%*	**735,086**	**687,231**	*7.0%*

(1) Peptide- or protein-based products

For the third quarter 2008, sales of **specialist care products** reached €139.2 million, up 16.1% year-on-year (third quarter 2007, €119,9 million). For the first nine months of 2008, sales reached €417.3 million, up 14.3%, slightly enhanced by some seasonal stocking in China and Russia. Sales of specialty care products represented 56.8% of the Group's consolidated sales, against 53.1% a year earlier.

- **In the oncology franchise,** sales of **Decapeptyl®** reached €64.3 million for the third quarter 2008, up 14.5% year-on-year, reflecting a continued good performance, notably driven by strong sales in China, Middle East and Germany. For the first nine months 2008, sales of Decapeptyl® were up 9.0%, driven by strong sales in China, Germany and Algeria, despite a certain slowdown in France, Spain and the Middle East.

- **In endocrinology,** sales reached €39.0 million for the third quarter 2008, up 23.2% year-on-year (third quarter 2007, €31.6 million), driven by the strong performance of Somatuline® and NutropinAq® in all

markets. For the first nine months of 2008, sales in endocrinology represented 15,7% of total Group sales, against 13,8% a year earlier.

Somatuline® – For the third quarter 2008, sales reached €30.5 million, up 22.1% year-on-year (third quarter 2007, €25.0 million). For the first nine months of 2008, Somatuline® sales amounted to €90,0 million, up 18.6% year-on-year, fuelled by strong growth in Nordic countries, Spain, Germany and France and by the succesfull launch of Somatuline® Depot in the United States, as the Group booked the sales of the product to Tercica Inc. for a total amount of €2.7 million.

NutropinAq® – For the third quarter 2008, sales reached €7.4 million, up 22.9% year-on-year (third quarter 2007, €6.0 million). For the first nine months of 2008, sales of NutropinAq® amounted for €22.6 million, up 28.8% year-on-year driven by strong performances in all countries, especially in Italy, France, Spain and Romania.

Increlex® – For the third quarter 2008, sales of Increlex® reached €0.5 million. Increlex® has been launched in Germany, Austria, the United Kingdom, Nordics, Hungary and Czech Republic in late 2007 and in France, Spain, Poland, Italy, Greece, Portugal and Belgium in 2008. For the first nine months of 2008, sales of Increlex® reached €1.2 million.

- **In the neuromuscular disorders franchise,** sales reached €35.9 million, up 11.9% year-on-year (third quarter 2007, €32.1 million).

  Dysport® – For the third quarter 2008, sales reached €34.5 million, up 7.4% year-on-year (third quarter 2007, €32.1 million). For the first nine months of 2008, sales of Dysport® amounted to €110.5 million, up 15.4% year-on-year, fuelled by the good performances in Russia, Greece, the United Kingdom and France and by the start of the distribution agreement in aesthetic indications with Galderma in Brazil.

  Apokyn® – Following the closing of the acquisition of a North American neurology commercial platform and the rights to market Apokyn® in the United States in July 2008, the Group booked €1.4 million in sales for the third quarter 2008.

In the third quarter 2008, sales of **Primary Care products** reached €90.5 million, down 4.2% year-on-year (third quarter 2007, €94.4 million). For the first nine months 2008, sales of Primary Care products reached €288.3 million, down 2.7% year-on-year (first nine months 2007, €296.3 million), representing 39.2% of the Group's consolidated sales, against 43.1% a year earlier. The solid sales growth in gastroenterology (up 6.3% year-on-year) and the favourable impact of the launch of Adrovance® were more than offset by the impact of the divestment of Ginkor Fort® as of 1 January 2008 and the negative performance of Tanakan® in France.

- **In gastroenterology,** sales reached €43.2 million, down 1.7% year-on-year (third quarter 2007, €44.0 million).

  Smecta® – For the third quarter 2008, sales reached €21.1 million, down 8.0% year-on-year (third quarter 2007, €23.0 million), due to lower sales in Russia, partly due to a destocking effect. For the first nine months 2008, sales of Smecta® amounted to €71.5 million, up 5.2% year-on-year. Sales of Smecta® outside of France reached 72.7% of total sales of the product in the first nine months of 2008, compared with 71.9% a year ago.

  Forlax® – For the third quarter 2008, sales reached €12.9 million, stable year-on-year. For the first nine months of 2008, sales of Forlax® amounted to €39.8 million, up 3.2% year-on-year. Sales in France represented 75.0% of total sales of the product over the period, versus 74.7% a year ago. The Group will monitor its sales of Forlax® going into 2009 in a potentially increased competitive environment in France.

- **In the cognitive disorders area,** sales of **Tanakan®** for the third quarter of 2008 reached €27.1 million, up 4.0% year-on-year (third quarter 2007, €26.0 million) fuelled by strong growth in Russia and Eastern European countries and despite an increased competitive environment. For the first nine months 2008, sales of Tanakan® amounted to €81.9 million, down 9.1% year-on-year despite a solid 18.9% growth

outside France. Sales of Tanakan® in France represented 56.3% of total Tanakan® sales compared with 66.6% a year earlier.

- **In the cardiovascular area,** sales in the third quarter 2008 amounted to €16.9 million, down 27.7% year-on-year (third quarter 2007, €23.4 million). For the first nine months 2008, sales reached €57.9 million, down 19.0% year-on-year mainly due to the divestment of Ginkor Fort® as of January 2008.

  Nisis® and Nisisco® – For the third quarter 2008, sales reached €13.4 million, up 1.1% year-on-year (third quarter 2007, €13.3 million). For the first nine months of 2008, sales reached €41.9 million, up 9.5% year-on-year.

  Ginkor Fort® (divested in January 2008) – For the third quarter 2008, supply sales of Ginkor Fort® to its OTC distributor amounted to €2.3 million. For the first nine months of 2008, sales reached €12.2 million.

- **Other primary care products** sales reached €3.3 million for the third quarter 2008, against €1.0 million a year earlier, with sales of **Adrovance®** launched in France in April 2007 contributing to €2.5 million during the third quarter 2008. For the first nine months of 2008, other primary care products sales reached €9.5 million, with sales of Adrovance®, reaching €6.7 million.

For the third quarter 2008, **drug-related sales (active ingredients and raw materials)** were down 17.5% to €8.0 million due to a low third quarter in Germany, influenced by a stocking effect during the second quarter. For the first nine months of 2008, drug related sales amounted to €29.5 million, up 14.8% year-on-year. This growth was mainly driven by seasonal strong sales of Ginkgo biloba extract in Germany and other active ingredients in Switzerland.

Press release

"Biology of Cognition"

Second meeting in the "Exciting Biologies" series jointly organised by *La Fondation Ipsen*, Cell Press and the Massachusetts General Hospital

Paris (France), October 31, 2008 – In a continuing series called "Exciting Biologies" Cell Press, Massachusetts General Hospital and *La Fondation Ipsen* collaborate to offer annual meetings designed to highlight emerging intersections in biomedical research and promote interactions between scientists from converging disciplines. In 2007, the three organisations came together to create a new series of scientific events: the "Exciting Biologies" – three days meeting – highlighting some of the most dynamic sectors in biological and medical research. The second meeting in Chantilly (France) from October 16 to October 18 discussed a particularly current topic: the biology of cognition. The meeting was organized by Kenneth R. Chien (Massachusetts General Hospital, USA), Emilie Marcus (Cell Press, USA), Katja Brose (Cell Press, USA), Elena Porro (Cell Press, USA) and Yves Christen (Fondation IPSEN, France).

Thanks to modern neurosciences and the use of new tools such as brain imaging, a more objective understanding of the mind is becoming possible. The study of cognition is currently one of the most dynamic in science. The meeting explored five cognitive emerging areas of the biology of cognition: learning, memory, and fear; perception and attention; reward and decision making; language and numerical processing and social cognition, bringing together researchers from cognitive science, systems neuroscience, cognitive psychology, molecular/cellular neuroscience, genetics and neuroethology. The aim is to stimulate interactions between scientists working on various aspects of cognition in humans, non-human primates and other model systems and to find common themes among the questions being addressed. The success of the meetings is derived from the combination of excellent diverse speakers: Erie Boorman (University of Oxford, UK), Colin Camerer (California Institute of Technology, USA), Andrea Caria (Eberhard Karls University of Tübingen, Germany), Stanislas Dehaene (INSERM-CEA, France), Robert Desimone (Massachusetts Institute of Technology, USA), Jon Driver (University College London, UK), Yadin Dudai (Weizmann Institute, USA), Michael Fanselow (University of California at Los Angeles, USA), Russell Fernald (Stanford University, USA), Simon Fisher (University of Oxford, UK), Angela Friederici (Max Planck Institute Leipzig, Deutschland), Chris Frith (University College London, UK), Christian Keysers (University Medical Center Groningen, NL), Fabian Klostermann (Charité - University Medicine Berlin, Deutschland), Dean Mobbs (University of Cambridge, UK), Tony Movshon (New York University, USA), Isabelle Peretz (University of Montreal, Canada), Marcus Raichle (Washington University School of Medicine, USA), Trevor Robbins (University of Cambridge, UK), Wolfram Schultz (University of Cambridge, UK), Michael Shadlen (University of Washington, USA), Angela Sirigu (CNC-CNRS, France), Wendy Suzuki (New York University, USA) and Chris Thompson (Freie Universität Berlin, Germany).

About La Fondation Ipsen

Established in 1983 under the aegis of the *Fondation de France*, the mission of *La Fondation Ipsen* is to contribute to the development and dissemination of scientific knowledge. The long-standing action of *La Fondation Ipsen* is aimed at furthering the interaction between researchers and clinical practitioners, which is indispensable due to the extreme specialisation of these professions. The ambition of *La Fondation Ipsen* is not to offer definitive knowledge, but to initiate a reflection about the major scientific issues of the forthcoming years. It has developed an important international network of scientific experts who meet regularly at meetings known as *Colloques Médecine et Recherche*, dedicated to six main themes: Alzheimer's disease, neurosciences, longevity, endocrinology, the

vascular system and cancer science. In 2007, *La Fondation Ipsen* started three new series of meetings. The first is in partnership with the Salk Institute and Nature and is an annual meeting which focuses on aspects of Biological Complexity; the second is the "Emergence and Convergence" series, and the third is with Cell and the Massachusetts General Hospital entitled "Exciting Biologies". Since its beginning, *La Fondation Ipsen* has organised more than 100 international conferences, published 67 volumes with renowned publishers and close to 200 issues of a widely distributed newsletter *Alzheimer Actualités*. It has also awarded more than 100 prizes and grants.

About Cell Press
Cell Press, an imprint of Elsevier, is committed to improving scientific communication through the publication of exciting research and reviews. Each of its titles is viewed as a must-read by the scientific community it serves. Cell Press primary research journals include the flagship journal *Cell*, as well as *Neuron, Immunity, Molecular Cell, Developmental Cell, Cancer Cell, Current Biology, Structure, Chemistry & Biology, Cell Metabolism, Cell Host & Microbe, Cell Stem Cell* and, new to Cell Press in 2008, *The American Journal of Human Genetics*. Also new to Cell Press this year are the fourteen *Trends* reviews journals, including *Trends in Cell Biology* and *Trends in Neuroscience*. As it introduces publications and expands online content to serve its growing audience, Cell Press's mission remains to publish and develop journals that deliver the highest possible intellectual rigor, promote community trust, and are widely disseminated. For more information, please go to http://www.cellpress.com/

About Massachusetts General Hospital
Massachusetts General Hospital, located in Boston, is the third oldest hospital in the United States and the largest in New England. It consistently ranks as one of the country's best hospitals by U.S. News and World Report. Massachusetts General Hospital is guided by the needs of their patients and their families. They aim to deliver the very best health care in a safe, compassionate environment; to advance that care through innovative research and education; and, to improve the health and well-being of the diverse communities they serve. For more information, please go to http://www.massgeneral.org/

For further information, please contact:
Brunswick Group
Robin Gilliland
Telephone: +1- 212 333 3810
Email: rgilliland@brunswickgroup.com

Justine McIlroy
Telephone : + 44 (0)207 396 3536
Fax: + 44 (0) 207 936 7836
Email: jmcilroy@brunswickgroup.com

FONDATION IPSEN

Press release

"The Impact of Neuroscience on Society"

Meeting in celebration of Neuron's 20th anniversary jointly organised by *Cell Press, La Fondation Ipsen* and Massachusetts General Hospital.

Paris (France), 31 October 2008 – Since 1988, *Neuron* has been at the forefront of publishing the most exciting research in all areas of the neurosciences. This meeting celebrated the contribution of all the authors, reviewers and readers around the world who have contributed to the success of *Neuron*. This one-day meeting was organized at the *Collège de France* by Kenneth R. Chien (Massachusetts General Hospital, USA), Emilie Marcus (*Cell Press*, USA), Katja Brose (Cell Press, USA), Elena Porro (Cell Press, USA) and Yves Christen (Fondation IPSEN, France).

These past two decades have been characterized by explosive growth and excitement within the neurosciences, with powerful new tools bringing us breathtaking new windows into the mysteries of the brain. Neuron has been proud to be a part of communicating so many of these discoveries. The goal of this special one-day symposium was to spotlight the tremendous contributions and implications that modern neuroscience has for our broader society. Man has been pondering for centuries over the basis of his own ethical and aesthetic values. Until recent times, such issues were primarily fed by the thinking of philosophers, moralists, theologists and politics. But the rise of neuroscience and other disciplines makes a more objective and experimental approach possible. This is the reason why some of the best researchers and thinkers were invited to present data and analysis related to the neuroscience on society. The keynote speaker was Tom Insel, Director of the US National Institute of Mental Health; six prominent international neuroscientists: Colin Camerer (California Institute of Technology, USA), Jean-Pierre Changeux (Institut Pasteur, France), Patricia Churchland (University of California USA), Stanislas Dehaene (Collège de France, CEA-Orsay, France), Adele Diamond (University of British Columbia, Canada) and Yadin Dudai, (Weizmann Institute, Israel) discussed how new insights into the development and function of the brain and nervous system are impacting the arts, education, economics, philosophy, health and our understanding of ourselves as individuals and as members of society.

About La Fondation IPSEN

Established in 1983 under the aegis of the *Fondation de France*, the mission of *La Fondation IPSEN* is to contribute to the development and dissemination of scientific knowledge. The long-standing action of *La Fondation IPSEN* is aimed at furthering the interaction between researchers and clinical practitioners, which is indispensable due to the extreme specialisation of these professions. The ambition of *La Fondation IPSEN* is not to offer definitive knowledge, but to initiate a reflection about the major scientific issues of the forthcoming years. It has developed an important international network of scientific experts who meet regularly at meetings known as *Colloques Médecine et Recherche*, dedicated to six main themes: Alzheimer's disease, neurosciences, longevity, endocrinology, the vascular system and cancer science. In 2007, *La Fondation IPSEN* started three new series of meetings. The first is in partnership with the Salk Institute and *Nature* and is an annual meeting which focuses on aspects of Biological Complexity; the second is the "Emergence and Convergence" series, and the third is with *Cell* and the Massachusetts General Hospital entitled "Exciting Biologies". Since its beginning, *La Fondation IPSEN* has organised more than 100 international conferences, published 67 volumes with renowned publishers and close to 200 issues of a widely distributed newsletter *Alzheimer Actualités*. It has also awarded more than 100 prizes and grants.

About Cell Press

Cell Press, an imprint of Elsevier, is committed to improving scientific communication through the publication of exciting research and reviews. Each of its titles is viewed as a must-read by the scientific community it serves. Cell Press primary research journals include the flagship journal *Cell*, as well as *Neuron, Immunity, Molecular Cell, Developmental Cell, Cancer Cell, Current Biology, Structure, Chemistry & Biology, Cell Metabolism, Cell Host & Microbe, Cell Stem Cell* and, new to Cell Press in 2008, *The American Journal of Human Genetics*. Also new to Cell Press this year are the fourteen *Trends* reviews journals, including *Trends in Cell Biology* and *Trends in Neuroscience*. As it introduce publications and expand online content to serve its growing audience, Cell Press's mission remains to publish and develop journals that deliver the highest possible intellectual rigor, promote community trust, and are widely disseminated. For more information, please go to http://www.cellpress.com/

About Massachusetts General Hospital

Massachusetts General Hospital, located in Boston, is the third oldest hospital in the United States and the largest in New England. It consistently ranks as one of the country's best hospitals by U.S. News and World Report. Massachusetts General Hospital is guided by the needs of their patients and their families. They aim to deliver the very best health care in a safe, compassionate environment; to advance that care through innovative research and education; and, to improve the health and well-being of the diverse communities they serve. For more information, please go to http://www.massgeneral.org/

For further information, please contact:
Brunswick Group
Robin Gilliland
Telephone: +1- 212 333 3810
Email: rgilliland@brunswickgroup.com

Justine McIlroy
Telephone : +44 (0)207 396 3536
Fax: +44 (0) 207 936 7836
Email: jmcilroy@brunswickgroup.com

END